FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 22, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









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                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer

       DynaMotive Energy Systems Corporation
       230-1700 West 75th Avenue
       Vancouver, BC V6P 6G2

       Tel. (604) 267-6013


2.     Date of Material Change

        March 21, 2006


3.     Press Release

        March 21, 2006


4.     Summary of Material Change

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today it has completed a combustion test of its BioOil which involved replacing Bunker C Oil in a greenhouse application at Great Lakes
Greenhouses Inc. in Leamington, Ontario. Although further testing will be conducted, the encouraging result of this substitution of BioOil for a fossil fuel in the greenhouse significantly expands the potential market for BioOil.

During the testing, DynaMotive's BioOil demonstrated very good ignition properties, steady flame characteristics, and a low emissions profile. Commenting on the combustion tests, Paul Dyck, owner of Great Lakes Greenhouse stated, "The BioOil was very easy to pump and it allowed a much wider combustion tolerance and stability than Bunker C Oil. Whereas Bunker C
Oil would typically extinguish, BioOil did not. The BioOil burned without any problems." No modifications to the existing burner system were necessary in order to switch from Bunker C Oil to BioOil. A total of 2 tonnes of BioOil from DynaMotive's plant in West Lorne, Ontario were burned during the four hour test.

DynaMotive previously announced the completion of BioOil combustion tests replacing Heating Oil Number 2 in Alcoa's furnaces in Baie Comeau, Quebec. These new test results emphasize the versatility of DynaMotive's BioOil as a fossil fuel replacement in multiple industries, capable of offering costs savings and environmental benefits.

Great Lakes Greenhouses Inc. is a 1.1 million square foot greenhouse growing seedless cucumbers under glass.

5.     Full Description of Material Change

        Please see attached press release

6.     Reliance on Section 85(2) of the Act

        N/A

7.     Omitted Information

        N/A

8.     Senior Officers

         The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

         Andrew Kingston
         President & CEO
         6876 Churchill Street
         Vancouver, BC V6P 5B3
         (604) 267-6013

9.      Statement of Senior Officer

    The foregoing accurately discloses the material change referred to herein.

             DATED at Vancouver, B.C. as of the 21st day of March 2006.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                              (signed)   "Andrew Kingston"
                                                      -------------------------
                                                           Andrew Kingston
                                                           President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION               News Release:
March 21st, 2006



DynaMotive's BioOil Replaces Bunker Fuel in Greenhouse Combustion
Test


Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today it has completed a combustion test of its BioOil which involved replacing Bunker C Oil in a greenhouse application at Great Lakes
Greenhouses Inc. in Leamington, Ontario. Although further testing will be conducted, the encouraging result of this substitution of BioOil for a fossil fuel in the greenhouse significantly expands the potential market for BioOil.

During the testing, DynaMotive's BioOil demonstrated very good ignition properties, steady flame characteristics, and a low emissions profile. Commenting on the combustion tests, Paul Dyck, owner of Great Lakes Greenhouse stated, "The BioOil was very easy to pump and it allowed a much wider combustion tolerance and stability than Bunker C Oil. Whereas Bunker C
Oil would typically extinguish, BioOil did not. The BioOil burned without any problems." No modifications to the existing burner system were necessary in order to switch from Bunker C Oil to BioOil. A total of 2 tonnes of BioOil from DynaMotive's plant in West Lorne, Ontario were burned during the four hour test.

DynaMotive previously announced the completion of BioOil combustion tests replacing Heating Oil Number 2 in Alcoa's furnaces in Baie Comeau, Quebec. These new test results emphasize the versatility of DynaMotive's BioOil as a fossil fuel replacement in multiple industries, capable of offering costs savings and environmental benefits.

Great Lakes Greenhouses Inc.is a 1.1 million square foot greenhouse growing seedless cucumbers under glass.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
         Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission